UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM SD
Specialized Disclosure Report
Accenture plc
(Exact name of Registrant as specified in its charter)

Ireland	001-34448
(State or other jurisdiction of incorporation)	(Commission File Number)

1 Grand Canal Square,
Grand Canal Harbour,
Dublin 2, Ireland
(Address of principal executive offices)(Zip Code)

Joel Unruch
General Counsel & Corporate Secretary
(312) 693-0161
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2021

Section 1 – Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report
A copy of Accenture plc’s Conflict Minerals Report for the reporting period January 1, 2021 to December 31, 2021 is provided as Exhibit 1.01 hereto and is being posted to the publicly available internet site https://investor.accenture.com/filings-and-reports/sec-filings upon the filing of this Form SD.

Item 1.02 Exhibit
The Conflict Minerals Report described in Item 1.01 is filed as Exhibit 1.01 to this Form SD.

Section 3 – Exhibits
Item 3.01 Exhibits
Exhibit 1.01 – Conflict Minerals Report for the reporting period January 1, 2021 to December 31, 2021.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Date: May 31, 2022	ACCENTURE PLC

	By:	/s/ Joel Unruch
	Name:	Joel Unruch
	Title:	General Counsel & Corporate Secretary